Exhibit 11

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common shares equivalents for the years ended December 31, 2005, 2004, and 2003:

	Years Ended December 31,
	2005	2004	2003
Net income	$99,033,753	$89,444,959	$78,468,948

Weighted average number of common shares outstanding	80,141,068	79,984,651	79,808,669

Net income per common share - Basic	$1.24	$1.12	$0.98

	Years Ended December 31,
	2005	2004	2003
Net income	$99,033,753	$89,444,959	$78,468,948

Weighted average number of common shares outstanding	80,141,068	79,984,651	79,808,669

Common share equivalents resulting from:
Dilutive stock options and restricted stock awards	571,855	504,851	581,332

Adjusted weighted average number of common and common equivalent shares outstanding	80,712,923	80,489,502	80,390,001

Net income per common share - Diluted	$1.23	$1.11	$0.98